FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of November, 2002

Intertape Polymer Group Inc.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                  Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                               No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______]


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.



Date:  November 27, 2002    By:  /s/Andrew M. Archibald
			         Andrew M. Archibald,
                                 CFO, Vice President
                                 Administration, & Secretary


REVIEW OF OPERATIONS
SALES

Sales for the third quarter ended September 30, 2002 were $149.9 million as compared to $148.6 million for the same period last year; and were $450.3 million for the nine months ended September 30, 2002 as compared to $448.7 million for the same period last year. The following chart shows the effect of volume and pricing on sales:

	Q3/02 vs Q3/01	Year to date
Volume	$1.8 million	$4.5 million
Price	($0.5 million)	($2.9 million)
Change	$1.3 million	$1.6 million

Unit Volume

Throughout 2001 and during 2002 to date, management has focused on increasing business volumes in the current difficult North American economy. Several strategies have been employed, including the introduction of new products, the addition of new customers, greater penetration into retail markets through the United Tape Company (UTC) acquisition in the third quarter of 2000, and the implementation of the Company's Regional Distribution Center (RDC) strategy. Management believed that these strategies would have a positive impact on sales volumes. However, the ongoing economic slowdown has continued to cause a significant downturn in demand. This brought about a slowing in unit growth during the third quarter of 2002.

Unit Pricing

Historically, the Company has been able to maintain a relatively consistent spread between raw material costs and selling prices. This spread is referred to as "value-added". Unit sales prices of the Company's products are influenced primarily by changes in raw material costs, and for the past several years the Company has seen a decline in raw material costs. Previously, efforts to maintain value-added as a percent of sales were generally successful despite general declines in unit selling prices.

Recently however, many components of the Company's raw material costs have started to increase. Management stated at the end of the second quarter that the Company should continue to be able to maintain its value-added percentages. In this regard, the Company initiated a number of price increases during the second quarter that should positively affect selling prices for the remainder of the year. During the third quarter the ongoing difficulties in the economic environment hampered this ability to pass on increases and, as a result, value added decreased by approximately 3.0%.


GROSS PROFIT AND GROSS MARGINS

During the third quarters ended September 2002 and 2001, the Company recorded non-recurring charges of $2.5 million and $3.7 million respectively in cost of goods sold; and for the nine month periods ended September 2002 and 2001, $2.5 million and $6.7 million respectively. The non-recurring charge for the third quarter of 2002 includes $1.4 million for the effect of the decision to close the flexible intermediate bulk container
(FIBC) manufacturing facilities in Canada and the U.S. Operations in Rayne, Louisiana as well as at the Edmundston, New Brunswick, Canada manufacturing plant are being closed and are being consolidated at the Company's Piedras Negras, Mexico facility as it has sufficient capacity to integrate these functions and operate at a lower cost. The third quarter 2002 non-recurring charge also includes a $1.1 million for the disposal of certain manufacturing equipment not related to the FIBC facility closures.

In addition, during the third quarter of 2002, the Company recorded a cost of approximately $1.0 million for a product replacement. The product has been withdrawn from the market and replaced with a proven product. No further related losses are expected.

Excluding the non-recurring charges and the product replacement cost, gross profits for the third quarters ended 2002 and 2001 would have been $31.9 million (21.3%) and $29.8 million (20.1%) respectively.

Gross margins increased 1.2% despite a decrease in value added of approximately 3.0%, primarily as a result of cost cutting initiatives undertaken throughout 2000 and 2001. For the nine months ended September 2002 and 2001 gross profits would have been $99.2 million (22.0%) and $98.2 million (21.9%) respectively.


SELLING, GENERAL AND ADMINISTRATION EXPENSES (SG&A)

During the third quarters of 2002 and 2001, there were non-recurring charges included in SG&A of $1.3 million and $8.0 million respectively. The charges for 2002 are related to severance and other costs as a result of the decision to close the FIBC facilities. For the nine months ended September 2002 and 2001, the non-recurring charges were $1.3 million and $10.0 million respectively.

Excluding the non-recurring charges, SG&A for the third quarters of 2002 and 2001 would have been $21.0 million (14.0% of sales) and $19.8 million (13.3% of sales) respectively; and for the nine months ended September 2002 and 2001, would have been $61.7 million (13.7% of sales) and $59.8 million (13.3% of sales) respectively. Management intends to lower SG&A costs over the next five quarters as part of the recently announced reduction in costs. Based on current volumes, the FIBC consolidation is expected to result in SG&A cost reductions of approximately $3.0 million pre-tax annually. The Company is also reducing headcount levels, reductions that are expected to decrease SG&A expenses by approximately $2.5 million pre-tax annually.


OPERATING PROFITS

After taking into account the combined effect of non-recurring charges included in cost of goods sold and SG&A as well as the additional costs related to the product replacement, operating profits (defined as gross profit less SG&A) for the third quarters of 2002 and 2001 were $10.9 million or 7.3% of sales and $9.9 million or 6.7% of sales respectively. For the nine months ended September
2002 and 2001 operating profits were $37.5 million or 8.3% of sales and $38.5 million or 8.6% of sales respectively.
Operating profits for 2002 are being reduced by both a decrease in selling prices and the decline in value-added of approximately 3.0%.


FINANCIAL EXPENSES

Third quarter 2002 financial expenses were $8.3 million as compared to $13.2 million for the comparative quarter in 2001. Financial costs for the third quarter of 2001 include a non-recurring charge of $6.7 million. For the nine months ended September 2002 and 2001 financial costs were $25.2 million and $29.4 million respectively. The nine month period of 2001 also includes the non-recurring charge of $6.7 million. Interest costs for the comparative periods of 2002 reflect an overall increase in the base borrowing rate of 225 bps as a result of the renegotiated credit facilities that went into effect in the first quarter of 2002 offset by lower borrowings costs to the reduction in debt from the proceeds of the common share issue during March 2002. During the first quarter of 2002, the Company reduced long-term debt by approximately $46.6 million and during the third quarter, further reduced one of the bank term loans by $3.5 million. Subsequent to the third quarter, the Company repaid the $8.6 million balance of one of the bank term debt facilities. Repayment was made more than one year earlier than anticipated.



EARNINGS BEFORE INTEREST, TAXES AND DEPRECIATION
AND AMORTIZATION, AND RENTAL COSTS (EBITDAR).

EBITDAR (adjusted for those non-recurring items in the appropriate periods that did not require cash funding) is as follows:

                                   Millions of dollars
Third quarter ended Sept. 2002
  and 2001                            $15.8   $14.4

Nine months ended Sept. 2002
  and 2001                            $56.8   $52.7

Trailing 12 month periods
  ended Sept. 2002 and 2001           $70.4   $71.3


NET EARNINGS

Recorded net earnings (loss) for the three month periods ended September 2002 and 2001 were ($2.8) million or ($0.08) per share and ($12.7) million or ($0.45) per share respectively. For the nine month periods ended
September 2002 and 2001 they were $4.3 million or $0.13 per share and ($11.2) million or ($0.40) per share respectively. Adjusted to exclude non-recurring costs as well as the effect of the product replacement in 2002, net earnings for the three months ended September 2002 and 2001 were $1.5 million and $0.6 million; and for the nine months ended September 2002 and 2001 were $8.6 million and $5.0 million respectively.



LIQUIDITY AND CAPITAL RESOURCES

CAPITAL EXPENDITURES

Capital expenditures were $3.1 million during the third quarter of 2002 as compared to $3.2 million for the comparative quarter last year. For the nine month periods ended September 2002 and 2001 capital expenditures were $9.6 million and $20.9 million respectively. This reduction in capital expenditures is as a result of management's decision to limit capital spending to only essential projects related to both new products and preventive maintenance programs. It is expected that this spending level of approximately $3.0 million per quarter will be maintained throughout the balance of 2002 and through 2003.


CREDIT FACILITIES

On March 1, 2002 the Company completed a "Bought Deal" in Canada whereby the Company issued 5.1 million common shares from treasury for a per share price of $9.71
(Cdn $15.50) for total net proceeds of approximately
$47.4 million. Proceeds were initially used to reduce bank debt. Subsequently on April 15, 2002 approximately
$24.0 million was used to retire Senior Notes; and the remaining $23.4 million was used to permanently reduce a two year term facility of the Company's recently refinanced bank debt.

During the third quarter the Company increased its borrowings under its three year committed revolving credit facility by $3.9 million to $22.8 million from $19.9 million at the end of the second quarter. This increase was primarily derived by changes in non-cash working capital of $9.3 million. It is anticipated that the Company should be able to substantially reduce borrowings under this facility throughout the remainder of the year as trade receivables and inventories are reduced during the fourth quarter.

During October 2002, the Company repaid and cancelled a term facility in the amount of $8.6 million. This decision was taken after a review of cash flow requirements. The effect is a reduction in borrowing costs.

The Company remains in compliance with all of its borrowing facilities.


ACCOUNTING CHANGES

During the first quarter of 2002, the Company adopted, on a retroactive basis, the new CICA recommendations with respect to Section 3062, Goodwill and Other Intangible Assets. These standards are equivalent to the U.S. standards. Under the new recommendations, goodwill and intangible assets determined to have an indefinite useful life are no longer amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Under these recommendations, the Company was required to complete a transitional goodwill impairment test as at January 1, 2002 by the end of the current fiscal year. Management has completed this test and has determined no adjustment for impairment of goodwill is necessary as a result of the change in accounting policy.

OUTLOOK

While the economic environment remains sluggish, management remains confident that strategies to increase sales volumes, combined with the introduction of new products, should have a positive effect on volumes going forward.

Management has identified cost savings opportunities which it plans to implement over the next twelve months and which will positively impact gross profit and gross margins. When completed, it is estimated these changes will reduce operating expenses by up to $12.0 million pre-tax annually. No additional charges or provisions are currently foreseen for these changes. Combined with the savings outlined in the SG&A section, the cost reduction programs are expected to result in pre-tax annual savings of $17.5 million. The impact of additional volume and increases in selling prices should positively impact net earnings.


Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of US dollars, except per share amounts)

                             THREE MONTHS     NINE MONTHS
                             2002     2001     2002    2001
                                $        $        $       $
Sales                     149,920  148,602  450,314 448,730
Cost of sales             121,532  122,544  354,566 357,183
Gross profit               28,388   26,058   95,748  91,547

Selling, general and
 administrative expenses   22,309   27,837   63,062  69,785
Amortization of goodwill             1,757            5,297
Research and development      926      884    2,689   3,250
Financial expenses          8,297   13,212   25,152  29,384

                           31,532   43,690   90,903 107,716
Earnings (loss) before
 income taxes             (3,144)  (17,632)   4,845 (16,169)
Income taxes (recovery)     (357)   (4,937)     525  (4,937)
Net earnings (loss)       (2,787)  (12,695)   4,320 (11,232)

Earnings per share (loss)
    Basic                  (0.08)    (0.45)    0.13   (0.40)

  Diluted                  (0.08)    (0.45)    0.13   (0.40)


Consolidated Retained Earnings
Periods ended September 30,
(In thousands of US dollars)

                               THREE MONTHS      NINE MONTHS
                               2002     2001     2002    2001
                                  $        $        $       $
Balance, beginning of year  111,674  118,272  104,567 116,966
Net earnings (loss)          (2,787) (12,695)   4,320 (11,232)

                            108,887  105,577  108,887 105,734

Premium on purchase for
 cancellation of common
 shares                                                   157
Balance, end of year        108,887  105,577  108,887 105,577


Intertape Polymer Group Inc.
Consolidated Balance Sheets
(In thousands of US dollars)


                             As at          As at      As at
                      September 30 September 30  December 31
                              2002         2001         2001
                                 $            $            $
ASSETS
Current assets
Trade receivables (net of
 allowance for doubtful
 accounts of $3,552 ($7,694
 in September 2001, $6,670
 in December 2001)           94,996       95,348       86,529
   Other receivables         11,137       16,530       13,654
   Inventories               71,637       70,786       70,688
   Parts and supplies        12,566       11,390       11,592
   Prepaid expenses           4,711        5,180        9,450
   Future income tax assets   4,025       10,585        4,025
                            199,072      209,819      195,938

Capital assets              357,041      368,985      366,567
Other assets                 12,508       10,502       11,680
Goodwill, at amortized cost 228,525      229,192      227,804
                            797,146      818,498      801,989

LIABILITIES
Current liabilities
 Bank indebtedness           25,992      118,786       28,046
 Accounts payable and
  accrued liabilities        73,433       88,226       91,507
 Instalments on long-
  term debt                   9,929        1,324        8,310
                            109,354      208,336      127,863
Long-term debt              311,722      275,510      354,663
Other liabilities             3,785        4,500        3,785
Future income tax
 liabilities                 22,112       36,078       21,588
                            446,973      524,424      507,899

SHAREHOLDERS' EQUITY
Capital stock and share
 purchase warrants          238,538      189,523      189,496
Retained earnings           108,887      105,577      104,567
Accumulated foreign
 currency translation
 adjustments                  2,748       (1,026)          27
                            350,173      294,074      294,090
                            797,146      818,498      801,989




Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)
                              THREE MONTHS     NINE MONTHS
                             2002     2001     2002     2001
                                $        $        $        $
OPERATING ACTIVITIES

Net earnings (loss)        (2,787) (12,695)   4,320  (11,232)
Non-cash items
 Depreciation and
  amortization               7,342    8,065   21,006   24,622
 Loss on disposal of
  capital assets             1,250             1,250
 Future income taxes          (357)    (658)     525     (658)

Cash from operations
 before funding of changes
 in non-cash working
 capital items               5,448   (5,288)  27,101   12,732
Changes in non-cash
 working capital items
  Trade receivables         (5,237)   3,707   (8,350)   2,069
  Other receivables          1,877   (4,769)   2,655   (5,058)
  Inventories                4,713   14,667     (815)  17,807
  Parts and supplies          (122)  (2,716)    (655)  (1,403)
  Prepaid expenses           1,423      (68)   4,744      939
  Accounts payable and
   accrued liabilities     (11,981)   2,345  (18,283)   8,845
                            (9,327)  13,166  (20,704)  23,199

Cash flows from operating
 activities                 (3,879)   7,878    6,397   35,931
INVESTING ACTIVITIES
Capital assets, net of
 investment tax credits     (3,119)  (3,202)  (9,586) (20,939)
Proceed on sale of capital
 assets                                                 8,000
Other assets                (1,323)  (2,192)  (3,594)  (4,172)
Cash flows from investing
 activities                 (4,442)  (5,394)  13,180) (17,111)
FINANCING ACTIVITIES
Net change in bank
 indebtedness                6,269   (2,356)   2,106)  (8,572)
Repayment of long-term debt (3,635)    (402) (41,324)  (9,374)
Issue of Common Shares       1,716    2,533   49,042    3,387
Common Shares purchased
 for cancellation                                        (923)
Cash flows from financing
 activities                  4,350     (225)   5,612  (15,482)
Net increase (decrease)
 in cash position           (3,971)   2,259   (1,171)   3,338
Effect of foreign currency
 translation adjustments     3,971   (2,259)   1,171   (3,338)
Cash position, beginning
 and end of year                 -        -        -        -

NOTE 1.
Basis of Presentation

In the opinion of Management the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.'s (IPG) financial position as at September 30, 2002 and 2001 and December
31, 2001 as well as its results of operations and its cash flow for the three and nine month periods ended September
30, 2002 and 2001. While Management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with IPG's annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements with the exception of accounting changes described in Note 2.

NOTE 2.
Accounting Changes

During the first quarter, the Company adopted, on a prospective basis, the new CICA recommendations with respect to Section 3870, Stock-based Compensation and
Other Stock-based Payments. This new standard establishes, among other things, financial accounting and reporting standards for stock-based employee compensation plans.
It defines a fair value method of accounting and encourages entities to adopt that method of accounting for its stock-based employee compensation plans. Under this method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the related service period. An entity that does not adopt the fair value method of accounting for its award granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The Company has adopted the latter alternative treatment.
It does not expect adoption of the standard to have a material effect on the Company's financial position or results of operations.

Also during the first quarter, the Company adopted, on a retroactive basis, the new CICA recommendations with respect to Section 3062, Goodwill and Other Intangible Assets.
These standards are equivalent to the U.S. standards.
Under the new recommendations, goodwill and intangible assets determined to have an indefinite useful life are no longer amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Under these recommendations, the Company is required to complete a transitional goodwill impairment test as at January 1, 2002 by the end of the current fiscal year. Management has completed this test and has determined no adjustment for impairment of goodwill is necessary as a result of the change in accounting policy.

The following table presents a reconciliation of the net earnings (loss) and earnings (loss) per share as reported for the prior periods to the corresponding financial information adjusted to exclude the amortization of goodwill recognized in those periods that is no longer taken as a result of applying Section 3062:

In thousands of US Dollars except per share amounts

For the periods ended
September 30                Three Months      Nine Months
                          2002      2001      2002   2001
                             $         $         $      $
Net earnings (loss)     (2,787)  (12,695)    4,320 (11,232)
Add: Amortization of
goodwill (net of $0.6
and $1.8 million of
income taxes for the
three and six months in
2001 respectively)           -     1,160         -   3,496

Adjusted net earnings
 (loss)                 (2,787)  (11,535)    4,320  (7,736)

Basic earnings (loss)
 per share
Net earnings (loss)      (0.08)    (0.45)     0.13   (0.40)

Add: Amortization of
 goodwill                    -      0.04         -    0.12

Adjusted net earnings
 (loss)                  (0.08)    (0.41)     0.13   (0.28)

Diluted earnings (loss)
 per share
Net earnings (loss)      (0.08)    (0.45)     0.13   (0.40)
Add: Amortization of
 goodwill                    -      0.04         -    0.12
Adjusted net earnings
 (loss)                  (0.08)    (0.41)     0.13   (0.28)

NOTE 3.
Earnings per share

The following table provides a reconciliation between basic and diluted earnings (loss) per share:

In thousands of US Dollars except per share amounts

For the periods ended
 September 30              Three Months      Nine Months
                           2002     2001     2002   2001
                              $        $        $      $
Net earnings (loss)
 applicable to common
 shares                  (2,787) (12,695)   4,320 (11,232)

Weighted average number
 of common shares        33,701   28,346   32,470  28,189

Effect of dilutive stock
 options and warrants (a)     -        -      431       -

Weighted average number
 of dilutive common shares
 outstanding             33,701   28,346   32,901  28,189

Basic earnings (loss)
 per share                (0.08)   (0.45)    0.13   (0.40)

Diluted earnings (loss)
 per share                (0.08)   (0.45)    0.13   (0.40)


(a) Diluted earnings (loss) per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options and warrants.
For the three month period ended September 30, 2002 the effect of stock options and warrants numbering 271,978 were not included as the effect would be anti-dilutive. For the three and nine month periods ended September 30, 2001 the effect of stock options and warrants numbering 256,750 and 281,059 respectively were not included as the effect would be anti-dilutive.

NOTE 4.
Accounting for compensation programs

As at September 30, 2002 the Company had a stock-based compensation plan, which is described in the 2001
Annual Report. The Company does not record any compensation expense with respect to this plan.

Had compensation cost for the Company's stock-based compensation plan been determined using the fair value based method for awards at the grant date under the plan, the Company's net earnings (loss) and earnings (loss) per share and diluted earnings (loss) per share for the three and nine month periods ended
September 30, 2002 would have been affected as follows:

In thousands of US Dollars except per share amounts

For the periods ended
 September 30           Three Months    Nine Months
                                2002           2002
                                   $              $
Net earnings (loss)           (2,787)         4,320

Fair value of stock
 based compensation              165            328

Adjusted net earnings
 (loss)                       (2,952)         3,992

Adjusted basic earnings
 (loss) per share              (0.09)          0.12

Adjusted diluted earnings
 (loss) per share              (0.09)          0.12

NOTE 5.
Differences in Accounting Between The United
States of America and Canada

Re-pricing of Stock Options

The re-pricing of stock options that occurred in 2001 has resulted, under US GAAP, in variable plan accounting for the re-priced options. Under
US GAAP, the Company's net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share would have been reduced as follows:

In thousands of US Dollars except per share amounts

For the periods ended
 September 30                  Three Months      Nine Months
                              2002      2001    2002     2001
                                 $         $       $        $

Net earnings (loss)         (2,787)  (12,695)  4,320  (11,232)

Fair value of stock
 repricing                  (1,268)   (2,600)    891        -
Adjusted net earnings
 (loss)                     (1,519)  (10,095)  3,429  (11,232)

Adjusted basic earnings
 (loss) per share            (0.05)    (0.36)   0.11    (0.40)

Adjusted diluted earnings
 (loss) per share            (0.05)    (0.36)   0.10    (0.40)

NOTE 6.
Capital Stock

Average number of common shares outstanding

For the periods ended
 September 30              Three Months      Nine Months
                         2002        2001       2002       2001

Cdn GAAP Basic     33,701,307  28,346,102 32,469,521 28,188,650

Cdn GAAP Diluted   33,701,307  28,346,102 32,900,516 28,188,650

US GAAP Basic      33,701,307  28,346,102 32,469,521 28,188,650

US GAAP Diluted    33,701,307  28,346,102 32,900,516 28,188,650

NOTE 7.
Items included in earnings

2002

In September 2002, management approved a plan for the consolidation of its operations related to the Flexible
Intermediate Bulk Container division to be completed in June 2003. The plan involves the closing of two manufacturing plants and a reduction of 77 employees.
The total charge for the restructuring is $2.7 million, of which $0.9 million represents non-cash items. Of the total charge, $1.4 million was recorded in the cost of goods sold and $1.3 million in the selling, general and administrative expenses.

The following table details restructuring charge
for the three and nine- month periods ended September
30, 2002
                                                          Bal of
                   Provision for  Cumulative drawdowns  Provision
                   restructuring                         as at
                     charges         Cash     Non-cash   Sept 30
                                                            2002
	                    $           $           $          $
Employee termination
 benefits               1,825           -           -      1,825
Inventory write downs     600           -         600          -
Equipment write downs     150           -         150          -
Other                     150           -         150          -
                        2,725           -         900      1,825

Also included in cost of sales for the three and nine-month periods ended September 30, 2002, is $1.1 million related to the disposal of certain manufacturing equipment.

2001

Included in cost of sales for the three month period ended September 30, 2001 is $3.7 million to write down of finished goods inventory and for severance costs on planned workforce reductions.

Included in cost of sales for the nine month period ended September 30, 2001 is $6.7 million to write down finished goods inventory, finalize the set up of the regional distribution centers and for severance costs on planned workforce reductions.

Included in selling, general and administrative expenses for the three month period ended September 30, 2001 is $8.0 million to increase the Company's bad debt reserve and for severance costs on planned workforce reductions.
Included in selling, general and administrative expenses for the nine month period ended September 30, 2001 is $10.0 million to increase the Company's bad debt reserve and for severance costs on planned workforce reductions.

Included in financial expenses for the three and nine month period ended September 30, 2001 is $6.7 million related to the Company's refinancing of its debt.

Safe Harbor Statement

The reader should note that the Company's forward-looking statements speak only as of the date this MD&A or when made and the Company undertakes no duty or obligation to update or revise its forward-looking statements. Although management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that the Company's stockholders and prospective investors should consider include, but are not limited to, the following: risks associated with pricing, volume and continued strength of markets where the Company's products are sold; delays and disruptions associated with terrorist attacks and reprisals, political instability, heightened security and war in countries of the world that affect the Company's business; the effect of competition on the Company's ability to maintain margins on existing or acquired operations; and other risk factors listed from time to time in the Company's reports (including its Annual Report on Form 40-F) filed with the U.S. Securities and Exchange Commission.